Independent Arbitration Panel Concludes Favourably on TransAlta’s Keephills 1 Force Majeure

CALGARY, Alberta (November 18, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported that an independent arbitration panel has provided TransAlta force majeure relief for the Keephills 1 outage that commenced on March 5, 2013.

“The decision by the panel validates our internal policies and operating practices concerning the safety of our equipment,” said Wayne Collins, Executive Vice-President Coal and Mining Operations. “The course of action that we took in 2013 to protect the safety of our equipment has been upheld by their decision,” added Collins.

“As part of our fourth quarter results, we will be reversing our accounting provision of approximately $95 million, which was equivalent to roughly one half of the expected exposure. This will have a positive impact on 2016 EBITDA however there will be no impact to AFFO,” said Donald Tremblay, Chief Financial Officer.

Background Information:

TransAlta’s 395 megawatt Keephills 1 facility tripped off-line on March 5, 2013 due to a suspected winding failure within the generator. After extensive testing and analysis, it was determined a full rewind of the generator stator was required. The unit returned to service on October 6, 2013.

TransAlta claimed force majeure relief on March 26, 2013. The force majeure arbitration hearing took place in 2016 and concluded with final submissions by all parties on July 22, 2016.

About TransAlta Corporation:

TransAlta Corporation (“TransAlta”) is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

For more information: Investor Inquiries:	Media Inquiries:
Jaeson Jaman Manager, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com	Stacey Hatcher Manager, Communications Toll-free media number: 1-855-255-9184 Email: ta_media_relations@transalta.com